                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                              Amendment No. 1
                                    to
                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------




                         Smith Corona Corporation
--------------------------------------------------------------------------
                             (Name of Issuer)

 Common Stock, par value $.01 per                  831858-204
    share
 Warrants to Purchase One Share of                 831858-113
    Common Stock
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

           George H. Hempstead, III, Millennium Chemicals Inc.,
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 28, 1997
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [x].


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 13 Pages)

 CUSIP No. 831858-10-5                   13D           Page 2 of 13


     1     NAME OF REPORTING PERSON:    MILLENNIUM CHEMICALS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 3 of 13


     1     NAME OF REPORTING PERSON:    MILLENNIUM OVERSEAS HOLDINGS
                                        LIMITED

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 4 of 13


     1     NAME OF REPORTING PERSON:    MILLENNIUM AMERICA HOLDINGS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 5 of 13


     1     NAME OF REPORTING PERSON:    MILLENNIUM AMERICA INC.
           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 6 of 13


     1     NAME OF REPORTING PERSON:    MILLENNIUM HOLDINGS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 7 of 13


     1     NAME OF REPORTING PERSON:    MILLENNIUM INORGANIC CHEMICALS,
                                        INC. (formerly SCM CHEMICALS INC.)

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 8 of 13


     1     NAME OF REPORTING PERSON:    HMB HOLDINGS INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D           Page 9 of 13


     1     NAME OF REPORTING PERSON:    MHC INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     724,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       724,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       724,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

     Item 1.   Security and Issuer.
               -------------------

               This First Amendment ("First Amendment") to the Statement relates to the warrants (the "Warrants"), each exercisable during the period commencing on August 28, 1997 and ending on February 28, 1999, to purchase one share of common stock, par value $0.01 per share ("New Common Stock"), of Smith Corona Corporation, a Delaware corporation (the "Company"), at an exercise price of $8.50 per share of New Common Stock, subject to adjustment. The address of the principal executive office of the Company is 839 Route 13 South, Cortland, New York 13045.

               This First Amendment is being filed on behalf of Millennium Chemicals Inc. ("Millennium"), Millennium Overseas Holdings Limited ("Overseas"), Millennium America Holdings Inc. ("MAHI"), Millennium America Inc. ("America"), Millennium Holdings Inc. ("Holdings"), Millennium Inorganic Chemicals Inc. (formerly SCM Chemicals Inc.) ("Inorganic"), HMB Holdings Inc. ("HMB") and MHC Inc. ("MHC"). Millennium, Overseas, MAHI, America, Holdings, Inorganic, HMB and MHC are hereinafter collectively referred to as the "Beneficial Owners".

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The shares of Common Stock formerly owned by the Beneficial Owners were cancelled pursuant to the Company's Third Amended Second Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization") and the Warrants were issued thereunder, in the ratio of one Warrant for every twenty cancelled shares of Common Stock.

     Item 4.   Purpose of Transaction.
               ----------------------

               The Warrants were issued pursuant to the Plan of Reorganization. The Beneficial Owners may hold the Warrants, sell the Warrants or convert them into shares of the New Common Stock. If all the Warrants held by the Beneficial Owners are converted into Common Stock when the Warrants become exercisable, the Beneficial Owners will hold 724,000 shares of New Common Stock (which, based upon the number of shares outstanding on the date hereof, would represent approximately 22% of the class).

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) (i) MHC is the record and beneficial owner of 724,000 Warrants, which Warrants constitute approximately 48% of the 1,512,423 Warrants outstanding.





                    (ii) By virtue of its ownership of all of the outstanding capital stock of MHC, HMB may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the Warrants which are beneficially owned by MHC.

                    (iii) By virtue of its ownership of all of the outstanding capital stock of HMB, Inorganic may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the Warrants which are beneficially owned by HMB.

                    (iv) By virtue of its ownership of all of the outstanding capital stock of Inorganic, Holdings may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the Warrants which are beneficially owned by SCM.

                    (v) By virtue of its ownership of all of the outstanding capital stock of Holdings, America may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the Warrants which are beneficially owned by Holdings.

                    (vi) By virtue of its ownership of all of the outstanding capital stock of America, MAHI may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the Warrants which are beneficially owned by America.

                    (vii) By virtue of its ownership of all of the outstanding capital stock of MAHI, Overseas may be deemed to be for purposes of this Schedule 13D, the beneficial owner of all of the Warrants which are beneficially owned by MAHI

                    (vii) By virtue of its ownership of all of the outstanding capital stock of Overseas, Millennium may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the Warrants which are beneficially owned by Overseas.

                    (vii) Certain directors, executive officers and/or employees of the Beneficial Owners may beneficially own Warrants or shares of New Common Stock, directly or through individual employee savings plan accounts. The Beneficial Owners disclaim beneficial ownership of such Warrants and shares of New Common Stock.

               (b) (i) Each of the Beneficial Owners other than MHC, by virtue of its direct or indirect ownership of MHC, is deemed to have, with MHC, shared power to vote or to direct the vote (to the extent of any voting rights) and shared power to dispose or direct the disposition of all the Warrants which are beneficially owned by MHC.





                    (ii) Other than as set forth in paragraph (a) above, the Beneficial Owners have no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock owned by any persons other than the Beneficial Owners.

               (c) Except as set forth herein, none of the Beneficial Owners has effected any transactions in the Warrants during the past 60 days.

               The information set forth in response to Item 4 is incorporated herein by reference.





                                   SIGNATURES
                                   ----------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 15, 1997

                                   MILLENNIUM CHEMICALS INC.


                                   By:  /s/ George H. Hempstead, III
                                        -----------------------------------
                                        George H. Hempstead, III
                                        Senior Vice President - Law and
                                        Administration and Secretary


                                   MILLENNIUM OVERSEAS HOLDINGS LIMITED


                                   By:  /s/ George H. Hempstead, III
                                        -----------------------------------
                                        George H. Hempstead, III
                                        Director


                                   MILLENNIUM AMERICA HOLDINGS LIMITED
                                   MILLENNIUM AMERICA INC.
                                   MILLENNIUM HOLDINGS INC.
                                   HMB HOLDINGS INC.
                                   MHC INC.


                                   By: /s/ George H. Hempstead, III
                                       ------------------------------------
                                       George H. Hempstead, III
                                       Senior Vice President, Secretary and
                                       General Counsel


                                   MILLENNIUM INORGANIC CHEMICALS INC.


                                   By: /s/ George H. Hempstead, III
                                       ------------------------------------
                                       George H. Hempstead, III
                                       Vice President and Assistant
                                       Secretary













                                       13


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